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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                      (Fourth Amendment to the
                 Amended and Restated Schedule 13D)*

                 United States Cellular Corporation
   --------------------------------------------------------------
                          (Name of Issuer)

                   Common Shares ($1.00 par value)
   --------------------------------------------------------------
                   (Title of Class of Securities)

                              911684108
   --------------------------------------------------------------
                           (CUSIP Number)

   LeRoy T. Carlson, Jr.   (312) 630-1900
   President and Chief Executive Officer
   Telephone and Data Systems, Inc.
   30 N. LaSalle Street, Suite 4000, Chicago, Illinois  60602
   --------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications)

                             May 9, 1994
   --------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

   If  the  filing person  has  previously filed  a  statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  .

   Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                  SEC 1746(12-91)

                                     SCHEDULE 13D

   CUSIP No.     911684108                                  Page 2 of 11 Pages

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Telephone and Data Systems, Inc.
          36-2669023

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                        (b)  x

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*
          00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Iowa
                         7  SOLE VOTING POWER  63,346,566 - Includes
        NUMBER OF           33,005,877 Series A Common Shares which have ten
          SHARES            votes per share on all matters and are
       BENEFICIALLY         convertible on a share-for-share basis into
         OWNED BY           Common Shares and 30,340,689 Common Shares.  See
           EACH             Item 5 of the Preliminary Statement for further
        REPORTING           explanation.
          PERSON
                         8  SHARED VOTING POWERWITH
                              -0-

                         9  SOLE DISPOSITIVE POWER
                              Same as 7 above.

                        10  SHARED DISPOSITIVE POWER
                              -0-

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Same as 7 above.

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*

    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the Series A Common Shares of the Issuer and approximately 67.8% of the Common Shares of the Issuer for a combined total of approximately 81.4% of the Issuer's outstanding classes of stock and approximately 96.1% of their combined voting power.

    14  TYPE OF REPORTING PERSON*
          CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 44,771,229 Common Shares and 33,005,877 Series A Common Shares
                             outstanding on May 9, 1994.

                                     SCHEDULE 13D

   CUSIP No.     911674108                                  Page 3 of 11 Pages

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          LeRoy T. Carlson, Jr.    Letitia G. Carlson    Donald C. Nebergall
          ###-##-####                 ###-##-####            ###-##-####
          Walter C.D. Carlson      Melanie J. Heald     (See Attachment A)
          ###-##-####                 ###-##-####

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  x
                                                                        (b)


     3  SEC USE ONLY

     4  SOURCE OF FUNDS*
          00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
                         7  SOLE VOTING POWER
        NUMBER OF             -0-
         SHARES
       BENEFICIALLY      8  SHARED VOTING POWER  63,346,566 - Includes
         OWNED BY           33,005,877 Series A Common Shares which have ten
           EACH             votes per share on all matters and are
        REPORTING           convertible on a share-for-share basis into
         PERSON             Common Shares and 30,340,689 Common Shares.  See
          WITH              Item 5 of the Preliminary Statement for further
                            explanation.

                         9  SOLE DISPOSITIVE POWER
                              -0-
                        10  SHARED DISPOSITIVE POWER
                              Same as 8 above.

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Same as 8 above.

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*

    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the Series A Common Shares of the Issuer and approximately 67.8% of the Common Shares of the Issuer for a combined total of approximately 81.4% of the Issuer's outstanding classes of stock and approximately 96.1% of their combined voting power.

    14  TYPE OF REPORTING PERSON*
          00

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 44,771,229 Common Shares and 33,005,877 Series A Common Shares
                              outstanding on May 9,1994.

                       ATTACHMENT A TO PAGE 3

        Reporting persons are the trustees of a Voting Trust which holds Series A Common Shares of Telephone and Data Systems, Inc., which was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of Telephone and Data Systems, Inc., held in the trust.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of 11

                        Preliminary Statement

        This  Amendment Number  4  to  the Amended  and  Restated
   Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"). This Schedule 13D, among other things, discloses the acquisition by TDS of shares of United States Cellular Corporation, a Delaware corporation (the "Issuer").

   Item 1.     Security and Issuer.
               -------------------

        This  statement relates to  the Common  Shares, $1.00 par
   value, of the Issuer.   The principal executive office of  the
   Issuer is located at 8410 West Bryn Mawr, Suite 700,  Chicago,
   Illinois 60631.

   Item 2.     Identity and Background.
               -----------------------

    TDS, and LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, Melanie J. Heald and Donald C. Nebergall (the "Voting Trust Trustees"), as trustees of a voting trust (the "Voting Trust") (1), are filing this Schedule 13D concerning their direct and indirect beneficial ownership in the Issuer, respectively. The following sets forth Items 2(a) through 2(f) for each person.

        Telephone and Data Systems, Inc. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS has established local telephone and developing cellular telephone and radio paging operations. Information with respect to the directors and executive officers of TDS is set forth on Appendices A, B and C attached hereto.

        LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., is a United States citizen whose business address is TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. Mr.
   Carlson is one of five trustees of the Voting Trust. Mr. Carlson's principal occupation is President, Chief Executive Officer and a Director of TDS, and Chairman and a Director of the Issuer.


   ------------------
   (1) The Voting Trust holds Series A Common Shares of TDS and was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of TDS held in the trust.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of 11


        Walter C.D. Carlson. Walter C.D. Carlson is a United States citizen whose business address is Sidley & Austin, One First National Plaza, Chicago, Illinois 60603. Mr. Carlson is one of five trustees of the Voting Trust. Mr. Carlson's principal occupation is an attorney. Mr. Carlson is a Director of TDS and of the Issuer.

        Letitia G. Carlson. Letitia G. Carlson is a United States citizen whose business address is 2150 Pennsylvania Ave., N.W., Washington, D.C., 20037. Ms. Carlson is one of five trustees of the Voting Trust. Ms. Carlson's principal occupation is a physician.

        Melanie J. Heald. Melanie J. Heald is a United States citizen whose business address is 7410 Longmeadow Road, Madison, Wisconsin 53717. Ms. Heald is one of five trustees of the Voting Trust. Ms. Heald's principal occupation is a homemaker.

        Donald C. Nebergall. Donald C. Nebergall is a United States citizen whose business address is 2919 Applewood Place N.E., Cedar Rapids, Iowa 52402. Mr. Nebergall is one of five trustees of the Voting Trust. Mr. Nebergall's principal occupation is an Investment Consultant. Mr. Nebergall is a Director of TDS.

        During the last five years, neither TDS, the Voting Trust, LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, Melanie J. Heald, Donald C. Nebergall nor any of the persons named in Appendices A and B hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, neither TDS, the Voting Trust, LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, Melanie J. Heald, Donald C. Nebergall nor any of the persons named in Appendices A and B hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a consequence of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of 11


   Item 3.     Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

        As of March 9, 1994, an aggregate of 909 Common Shares of the Issuer which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in a minority interest in an MSA pursuant to an Exchange Agreement dated as of February 28, 1994. The implicit price per share was $30.40, which was determined by using the average closing price for Common Shares of the Issuer on the American Stock Exchange (the "AMEX") for the five trading days preceding March 9, 1994.

        As of March 15, 1994, an aggregate of 117,115 Common Shares of the Issuer which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to an Exchange Agreement dated as of March 14, 1994. The implicit price per share was $27.00, which was determined by using the average closing price for Common
   Shares of the Issuer on the AMEX for the five trading days preceding March 15, 1994.

        As of April 4, 1994, an aggregate of 41,180 Common Shares of the Issuer, which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to an Exchange Agreement dated as of March 31, 1994. The implicit price per share was $26.70, which was determined by using the average closing price for Common
   Shares of the Issuer on the AMEX for the five trading days preceding April 4, 1994.

        As of May 9, 1994, an aggregate of 2,860 Common Shares of the Issuer which, individually, constituted a non-material increase in the percentage of the class of shares beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in a minority interest in an MSA pursuant to an Exchange Agreement dated as of April 28, 1994. The implicit price per share was $25.325, which was determined by using the average closing price for Common Shares of the Issuer on the American Stock Exchange (the "AMEX") for the five trading days preceding April 28, 1994.

        As of May 9, 1994, an aggregate of 814,622 Common Shares of the Issuer were issued to TDS in consideration for the assignment of TDS's right, title and interest in an MSA pursuant to an Exchange Agreement dated as of December 24, 1993. The implicit price per share was $26.083, which was determined by using the average closing price for Common Shares of the Issuer on the

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 7 of 11


   American Stock Exchange (the "AMEX") for the three trading days preceding May 9, 1994.

        The Issuer has an ongoing acquisition program in conjunction with TDS, whereby the Issuer will acquire, directly or indirectly, all or a portion of the capital stock, partnership interests or assets of, or other interest in, entities (the "Market Entity Assets") which have received or may receive a license from the Federal Communications Commission to provide cellular telephone service. In some of these acquisitions, TDS may acquire the Market Entity Assets through the issuance of TDS shares and thereafter assign such assets to the Issuer in exchange for the Issuer's shares pursuant to exchange agreements. Pursuant to these exchange agreements, the Issuer delivers that number of its shares to TDS having a fair market value equal to the fair market value of the TDS shares which are issued in connection with such acquisitions (e.g., the Issuer will typically deliver that number of the Issuer's Common Shares to TDS determined by dividing the average closing price for the Issuer's Common Shares on the AMEX for the five trading days immediately preceding the date of delivery of such Common Shares, $1.00 par value, of TDS into the product of that number of TDS Common Shares delivered by TDS multiplied by the average closing price of TDS Common Shares on the AMEX during such period).

   Item 4.     Purpose of Transaction.
               ----------------------

        See  Item  3,  Source  and  Amount  of   Funds  or  Other
   Consideration, as to the purpose of the transactions reported herein and with respect to the acquisition program of TDS.

        TDS does not have any plans or proposals which relate to or would result in the disposition of the Issuer's shares, or in an extraordinary corporate transaction (such as a merger, reorganization or liquidation or a sale or transfer of a material amount of assets) involving the Issuer, or in any change in the board or management of the Issuer or in any material change in the Issuer's present capitalization or dividend policy, or in any other material change in the Issuer's business or corporate structure, or in any change in the charter or bylaws of the Issuer, or in any other change or action which is required to be set forth herein.

   Item 5.     Interest in Securities of the Issuer.
               ------------------------------------
        (I)  TDS.
             ----

          (a) As of the date hereof, TDS may be deemed to beneficially own an aggregate of 63,346,566 Common Shares of the Issuer which is approximately 81.4% of such shares outstanding. This includes 33,005,877 Series A Common Shares,

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 8 of 11

               $1.00 par  value, of  the  Issuer which  have  ten
               votes per share on all matters and are convertible
               on  share-for-basis   into   Common  Shares,   and
               30,340,689 Common Shares.

          (b)  (i)  Sole Power to Vote or Direct the Vote:
                    -------------------------------------

                    TDS is the direct beneficial owner of 30,340,689 Common Shares of the Issuer and 33,005,877 Series A Common Shares of the Issuer representing approximately 81.4% of all classes of common stock of the Issuer. The Series A Common Shares have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares. TDS has sole voting power with respect to an aggregate of 63,346,566 shares which represents approximately 96.1% of the combined voting power of the Common Shares and the Series A Common Shares.

              (ii)  Shared Power to Vote or Direct the Vote:
                    ---------------------------------------

                    See cover page, row 8.

             (iii)  Sole  Power   to   Dispose  or   Direct   the
                    Disposition:
                    ------------------------------------

                    See cover page, row 9.

              (iv)  Shared   Power  to  Dispose   or  Direct  the
                    Disposition:
                    --------------------------------------

                    See cover page, row 10.

          (c) To the best of our knowledge, no transactions were effected during the past sixty days in the Common Shares of the Issuer by any person listed in
               Item 2, other than the transfers discussed in Items 3 and 4 above.

          (d) To the best of our knowledge, no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares of the Issuer beneficially owned by TDS.

          (e)  Not Applicable.

   Schedule 13D
   Issuer:  United States Cellular Corporaiton
   Page 9 of 11


        (II)  Directors and Officers of TDS.
            ------------------------------

          (a) - (b) See   Appendix   C   attached   hereto    and
                    incorporated herein by reference.

          (c) Shares acquired pursuant to transactions which consummated by Directors and Officers of TDS are set forth in Appendix C attached hereto. To the best of our knowledge, no transactions were effected during the past sixty days in the Common Shares of the Issuer by any person listed in Item 2, other than the transfers discussed in Items 3 and 4 above.

          (d) - (e) Not applicable.

       (III)  The Voting Trust Trustees.
               --------------------------

          (a)  See cover page, row 11.

          (b)  (i)  Sole Power to Vote or Direct the Vote:
                    -------------------------------------

                    See cover page, row 7.

              (ii)  Shared Power to Vote or Direct the Vote:
                    ---------------------------------------

                    The Voting Trust Trustees are trustees of the Voting Trust which is the direct beneficial owner of Series A Common Shares of TDS. The Voting Trust Trustees hold and vote 6,246,148 Series A Common Shares of TDS held in the Voting Trust, representing approximately 90.7% of the outstanding Series A Common Shares of TDS, and approximately 54.3% of the combined voting power of the Series A Common Shares and Common Shares.(2) Therefore, the Voting Trust Trustees may direct the majority votes of the shares of TDS, which in turn is a beneficial owner of the Issuer (see above discussion concerning beneficial ownership of the Issuer by TDS).

   ------------------------
   (2) Based on 46,288,612 Common Shares of TDS and 6,883,715 Series A Common Shares outstanding on May 9, 1994.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 9 of 11


             (iii)  Sole   Power   to  Dispose   or   Direct  the
                    Disposition:
                    ------------------------------------

                    See cover page, row 9.

              (iv)  Shared  Power  to   Dispose  or  Direct   the
                    Disposition:
                    -------------------------------------

                    See cover page, row 10.

          (c) To the best of our knowledge, no transactions were effected during the past sixty days in the Common Shares of the Issuer by any person listed in
               Item 2, other than the transfers discussed in Items 3 and 4.

          (d) To the best of our knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Shares of the Issuer beneficially owned by TDS.

          (e)  Not Applicable.

   Item 6.     Contracts,    Arrangements,   Understandings    or
               Relationships  with Respect  to Securities  of the
               Issuer.
               -------------------------------------------------

        The Voting Trust holds Series A Common Shares of TDS and was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of TDS held in the trust.

        The Voting Trust Trustees hold and vote 6,246,148 Series A Common Shares of TDS held in the Voting Trust, representing 90.7% of the outstanding Series A Common Shares of TDS, and approximately 54.3% of the combined voting power of the Series A Common Shares and Common Shares. Therefore, the Voting Trust Trustees may direct the majority vote of the shares of TDS which is a beneficial owner of the Issuer.

   Item 7.     Material to be Filed as Exhibits.
               ----------------------------------

        None.


                          *  *  *  *  *  *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 11 of 11


                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated as of May 9, 1994.

   TELEPHONE AND DATA SYSTEMS, INC.


    /s/ LeRoy T. Carlson, Jr.            /s/  LeRoy  T.  Carlson, Jr.
    -------------------------           -----------------------------
    LeRoy T. Carlson, Jr.               LeRoy T. Carlson, Jr.
    Title:  President and Chief         Title:  A Trustee of the
            Executive Officer                   Voting Trust






            Signature Page to the Fourth Amendment to the
                  Amended and Restated Schedule 13D
     relating to the direct and indirect beneficial ownership in the Common Shares of United States Cellular Corporation by Telephone
       and Data Systems, Inc., and the Voting Trust, respectively.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 1 of Appendix A


                                               Appendix A


                          Directors of TDS
                         ------------------


   (I)    (a)  Name:
               -----

               LeRoy T. Carlson

        (b)    Business Address:
               ----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Chairman of Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   (II)   (a)  Name:
               -----

               LeRoy T. Carlson, Jr.

        (b)    Business Address:
               ----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               President and Chief Executive Officer of Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of Appendix A


   (III)  (a)  Name:
               -----

               Rudolph E. Hornacek

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Vice President - Engineering of Telephone and Data
               Systems, Inc.

        (d)    Citizenship:
               -----------

               United States


   (IV)   (a)  Name:
               -----

               Murray L. Swanson

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois 60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Executive Vice President - Finance of Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of Appendix A


   (V)    (a)  Name:
               -----

               James Barr, III

        (b)    Business Address:
               -----------------

               TDS Telecommunications Corporation
               301 South Westfield Road
               Madison, Wisconsin  53705-0158

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               President of TDS Telecommunications Corporation, a wholly owned subsidiary of Telephone and Data
               Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   (VI)   (a)  Name:
               -----

               Lester O. Johnson

        (b)    Residence Address:

               6209 Mineral Point Road
               Apt. 805
               Madison, Wisconsin  53705

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Architect in private practice.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of Appendix A


   (VII)  (a)  Name:
               -----

               Donald C. Nebergall

        (b)    Residence Address:
               ------------------

               2919 Applewood Place, N.E.
               Cedar Rapids, Iowa  52402

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Consultant to Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   (VIII) (a)  Name:
               -----

               Herbert S. Wander

        (b)    Business Address:
               -----------------

               Katten, Muchin & Zavis
               525 West Monroe Street
               Suite 1600
               Chicago, Illinois 60606-3693

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Partner, Katten, Muchin & Zavis.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of Appendix A


   (IX)   (a)  Name:
               -----

               Walter C.D. Carlson

        (b)    Business Address:
               -----------------

               Sidley & Austin
               One First National Plaza
               Chicago, Illinois  60603

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Partner, Sidley & Austin.

        (d)    Citizenship:
               -----------

               United States

   (X)    (a)  Name:
               -----

               Donald R. Brown

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               834 Ethan's Glen Drive
               Knoxville, Tennessee  37923

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Vice President of TDS Telecommunications
               Corporation.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of Appendix A


   (XI)   (a)  Name:
               -----

               Robert J. Collins

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               Box 231
               Northfield, Vermont  05663

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Vice President of TDS Telecommunications
               Corporation.

        (d)    Citizenship:
               -----------

               United States


                              * * * * *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 1 of Appendix B

                                                  Appendix B

                      Executive Officers of TDS
                     --------------------------


   (I)    (a)  Name:
               -----

               LeRoy T. Carlson

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Chairman of Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   (II)   (a)  Name:
               -----

               LeRoy T. Carlson, Jr.

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               President and Chief Executive Officer of Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of Appendix B

   (III)  (a)  Name:
               -----

               Rudolph E. Hornacek

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Vice President - Engineering of Telephone and Data
               Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   (IV)   (a)  Name:
               -----

               Murray L. Swanson

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois 60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Executive Vice President - Finance of Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of Appendix B

   (V)    (a)  Name:
               -----

               H. Donald Nelson

        (b)    Business Address:
               -----------------

               United States Cellular Corporation
               8410 West Bryn Mawr
               Suite 700
               Chicago, Illinois  60631

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               President  and Chief  Executive Officer  of United
               States Cellular Corporation.

        (d)    Citizenship:
               -----------

               United States

   (VI)   (a)  Name:
               -----

               John R. Schaaf

        (b)    Business Address:
               -----------------

               American Paging, Inc.
               1300 Godward Street NE
               Suite 3100
               Minneapolis, Minnesota  55413

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               President of American Paging, Inc., a wholly owned subsidiary of Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of Appendix B


   (VII)  (a)  Name:
               -----

               C. Theodore Herbert

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Vice President-Human  Resources  of Telephone  and
               Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   (VIII) (a)  Name:
               -----

               Ronald D. Webster

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois  60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Treasurer of Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of Appendix B


   (IX)   (a)  Name:
               -----

               Gregory J. Wilkinson

        (b)    Business Address:
               -----------------

               TDS Corporate Madison
               301 South Westfield Road
               P.O. Box 5158
               Madison, Wisconsin  53705-0158

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Vice  President   and   Corporate  Controller   of
               Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   (X)    (a)  Name:
               -----

               George L. Dienes

        (b)    Business Address:
               -----------------

               Telephone and Data Systems, Inc.
               30 North LaSalle Street
               Suite 4000
               Chicago, Illinois   60602

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Vice President-Corporate Development of
               Telephone and Data Systems, Inc.

        (d)    Citizenship:
               -----------

               United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of Appendix B


   (XI)   (a)  Name:
               -----

               Michael G. Hron

        (b)    Business Address:
               -----------------

               Sidley & Austin
               One First National Plaza
               Chicago, Illinois  60603

        (c)    Present Principal Occupation or Employment:
               ------------------------------------------

               Partner, Sidley & Austin.

        (d)    Citizenship:
               -----------

               United States

                              * * * * *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 1 of Appendix C


                                                  Appendix C


                        Number of Common Shares
                            of the Issuer            Percentage of Class
                         Beneficially Owned             of the Issuer's
        Name              as of May 9, 1994              Common Shares
   ---------------     -----------------------       --------------------
   James Barr, III                0                           0.0%
   Donald R. Brown                0                           0.0%
   LeRoy T. Carlson             1,243                         0.0%
   LeRoy T. Carlson, Jr.         (1)                          0.0%
   Walter C.D. Carlson            0                           0.0%
   Robert J. Collins              0                           0.0%
   George L. Dienes               0                           0.0%
   C. Theodore Herbert           (1)                          0.0%
   Rudolph E. Hornacek            0                           0.0%
   Michael G. Hron               (1)                          0.0%
   Lester O. Johnson              0                           0.0%
   Donald C. Nebergall           500                          0.0%
   H. Donald Nelson             2,897                         0.0%
   John R. Schaaf                 0                           0.0%
   Murray L. Swanson              0                           0.0%
   Herbert S. Wander              0                           0.0%
   Ronald D. Webster             (1)                          0.0%
   Gregory J. Wilkinson          219                          0.0%

   (1) In accordance with the position of the SEC's Division of Corporation Finance, trustees are deemed to beneficially own shares of Common Stock held by a benefits plan which are unallocated or allocated to plan participants and for which no instructions as to voting or tendering are received. Messrs. Carlson, Herbert, Hron and Webster were the trustees of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
   (the "Trustees") as of the Issuer's Annual Meeting. With respect to the Issuer's Annual Meeting held on May 5, 1994, plan participants did not provide voting instructions as to 53,062.4 Common Shares allocated to the plan participants. The trustees disclaim beneficial ownership of such shares.